Exhibit 10.2

EMPLOYMENT AGREEMENT

by and between

YRC WORLDWIDE INC.

and

WILLIAM D. ZOLLARS

January 25, 2006

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT dated as of January 25, 2006 (this “Agreement”), by and between William D. Zollars (“Executive”) and YRC Worldwide Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Board”) desires to retain Executive as the Chairman, President and Chief Executive Officer of the Company and to encourage Executive’s attention and dedication to the Company as a member of the Company’s management, in the best interests of the Company and its shareholders;

WHEREAS, Executive is willing to commit himself to serve the Company, on the terms and conditions provided in this Agreement; and

WHEREAS, the Company and Executive desire to set forth in this Agreement the terms and conditions of Executive’s employment; and

WHEREAS, the Company and Executive have simultaneously herewith executed an Executive Severance Agreement dated of even date herewith covering the situation where there is a change of control of the Company (the “Severance Agreement”);

NOW, THEREFORE, in consideration of the premises and the respective covenants and agreements of the parties contained in this Agreement, and intending to be legally bound hereby, the parties to this Agreement agree as follows:

1. Employment; Term. The Company agrees to employ Executive, and Executive accepts employment, on the terms and conditions set forth in this Agreement. The Company shall employ Executive for the period (the “Employment Period”) beginning as of January 1, 2006 (the “Effective Date”) and ending on Executive’s Date of Termination (as defined in Section 7(b)). The term of this Agreement (the “Term”) shall begin on the Effective Date and shall end on the earlier of Executive’s Date of Termination or December 31, 2010; provided, that, on December 31, 2010, and each anniversary of December 31 thereafter, unless earlier terminated as of Executive’s Date of Termination, the Term shall be extended for one additional year unless, prior to September 30, 2010 with respect to the extension on December 31, 2010, and each anniversary of September 30 thereafter with respect to each subsequent annual extension, the Company or Executive shall have given notice not to extend the Term.

2. Position and Duties.

(a) During the Employment Period, Executive shall serve as Chairman, President and Chief Executive Officer of the Company, in which capacity Executive shall perform the usual and customary duties, and have the usual customary authority and status, of those offices, which shall be those normally inherent in such capacities in U.S. publicly held corporations of similar size and character. Executive agrees and acknowledges that, in connection with his employment relationship with the Company, Executive owes fiduciary duties to the Company and its shareholders and will act in accordance with the standards set forth in the Code of Conduct of the Company.

(b) During the Employment Period, Executive agrees to devote substantially his full time, attention and energies to the Company’s business and agrees to faithfully and diligently endeavor to the best of his ability to further the best interests of the Company. Executive shall not engage in any other business activity, whether or not the activity is pursued for gain, profit or other pecuniary advantage. Subject to Section 9, this Section 2(b) shall not be construed as preventing Executive from investing his own assets in such form or manner as will not require his services in the daily operations of the affairs of the companies in which such investments are made. Further, subject to Section 9, Executive may serve as a director of other companies so long as his service is not injurious to the Company, does not present Executive with a conflict of interest and is approved by the Board or the appropriate committee of the Board; provided, that Executive may continue to serve as a director of the companies that Executive serves on the board as of the date of this Agreement and Executive may serve or continue to serve on the boards of non-profit or community organizations.

(c) In keeping with Executive’s fiduciary duties to the Company, Executive agrees that he shall not, directly or indirectly, become involved in any conflict of interest, or upon discovery of a conflict, allow the conflict to continue, in each case, as the Company’s Code of Conduct provides.

3. Place of Performance. In connection with the Company’s employment of Executive, Executive’s principal business address shall be at the Company’s current principal executive offices in Overland Park, Kansas (the “Principal Place of Employment”) or in such other place as Executive and the Company may agree.

4. Compensation and Related Matters.

(a) Base Salary. During the Employment Period, the Company shall pay Executive an annual base salary (“Base Salary”) in an amount that shall be established from time to time by the Board, payable in approximately equal installments in accordance with the Company’s customary payroll practices. The Base Salary shall be set initially at a rate of $1,000,000 per annum. The Base Salary shall be reviewed at least annually by the Board during the Employment Period and may be increased but not decreased during the Employment Period.

(b) Bonuses. During the Employment Period, Executive shall be eligible to participate in the Company’s annual pay-for-performance or “PFP” plan, as amended (the “Annual Incentive Plan”), or any successor plan at a target level of 125% of Base Salary (the “Annual Bonus”). The Annual Incentive Plan will be administered in accordance with plan provisions. Executive’s actual bonus levels will be contingent upon the Company achieving predetermined financial results and the Board’s approval, including approval of any components based on Company or individual performance. Executive acknowledges that actual payouts under the Annual Incentive Plan may be more or less than Executive’s target level based on the performance of the Company against plan criteria and Executive’s performance against any individual objectives.

(c) Equity-Based Compensation.

(i) Long-Term Incentive Awards. During the Employment Period, Executive shall be entitled to receive long-term incentive or equity-based compensation awards, in each case on substantially similar terms and conditions no less favorable than awards made to the other senior executive officers of the Company. These awards shall be commensurate with the awards normally granted to the chief executive officer of other public companies similar in size and character to the Company. These awards may be granted pursuant to the terms of an equity-based compensation plan of the Company or otherwise. Executive is currently entitled to receive long-term incentive awards (“LTIP Awards”) pursuant to the Company’s 2004 Long Term Incentive Plan (the “LTIP”) at a target level of 300% of Base Salary. The LTIP will be administered in accordance with plan provisions. Executive’s LTIP Awards will be contingent upon the Company achieving the predetermined financial results that the LTIP requires and the Board’s approval. Executive acknowledges the following:

(1) actual payouts under the LTIP may be more or less than Executive’s target level based on the performance of the Company against plan criteria;

(2) the Board may reduce any award to any LTIP participant, including Executive, at the Board’s discretion; and

(3) Subject to the requirements of the first two sentences of this Section 4(c)(i):

(1)	the Board may modify the LTIP at any time, including the financial criteria for granting awards and the types of awards granted;

(2)	the Board may replace the LTIP at any time with a different long-term incentive or equity award plan or program or different type of award;

(3)	the Board may adjust Executive’s target percentage for modifications to the LTIP or the requirements of a replacement plan or program for the LTIP or replacement awards for LTIP Awards.

(ii) Restricted Share Grant. On the first trading day after the parties execute and deliver this Agreement, the Company shall grant Executive $1.5 million in restricted shares of the Company’s common stock (the “Restricted Shares”) pursuant to the Company’s 2004 Long-Term Incentive and Equity Award Plan (or any successor to that plan, the “Equity Plan”), subject to the following restrictions and provisions:

(1) The number of Restricted Shares shall be determined by dividing $1.5 million by the average per share closing price as reported by the NASDAQ Stock Market for the 30 trading days preceding the date of grant, rounded up to the nearest whole share.

(2) Executive may not sell, gift, pledge, hypothecate or otherwise transfer the Restricted Shares until the first to occur of the following:

(a)	the determination in Section 4(c)(ii)(3) is made;

(b)	a Change of Control (as defined in the Severance Agreement);

(c)	the Date of Termination (as defined in Section 7(b)) with respect to Executive’s death;

(d)	the Date of Termination (as defined in Section 7(b)) with respect to Executive’s termination of employment due to Disability;

(e)	the Date of Termination (as defined in Section 7(b)) with respect to Executive’s termination of employment with Good Reason;

(f)	the Date of Termination (as defined in Section 7(b)) with respect to the Company’s termination of Executive’s employment without Cause.

The Company shall place stop transfer instructions with its transfer agent or equity share plan agent to prevent the transfer of the Restricted Shares until the first of the foregoing events in this Section 4(c)(ii)(2) occurs. If certificates representing the Restricted Shares are issued, the Company may retain possession of the certificates until the first of the foregoing events occurs and may place the following legend on the certificates:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS AND RESTRICTIONS CONTAINED IN THAT CERTAIN EMPLOYMENT AGREEMENT BETWEEN WILLIAM D. ZOLLARS AND YRC WORLDWIDE INC. DATED JANUARY 25, 2006, AND MAY NOT BE SOLD, GIFTED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT AS OTHERWISE PERMITTED IN THE EMPLOYMENT AGREEMENT.”

(3) At the first regular meeting of the Board (or the Audit/Ethics Committee of the Board, whichever is first) following January 1, 2011, but not later than March 31, 2011, the Board or the Audit/Ethics Committee shall confirm from the Company’s financial statements whether the Company had positive net income for the five year period ended December 31, 2010, as determined under U.S. generally accepted accounting principles, as in effect as of the date of this Agreement. If the Company had positive net income for that period as determined pursuant to this Section 4(c)(ii)(3), the restrictions contained in Section 4(c)(ii)(2) shall lapse, and the Company shall remove all stop transfer instructions and restricted legends with respect to the Restricted Shares and take any action necessary to fully deliver the Restricted Shares to Executive. If the Company did not have positive net income for that period, or if Executive terminates his employment with the Company without Good Reason prior to December 31, 2010, Executive shall forfeit all rights to the Restricted Shares, and the Restricted Shares shall become the property of the Company.

(iii) Right to Receive Shares. At the first regular meeting of the Board following January 1, 2009, but not later than March 31, 2009, the Company shall grant Executive $1.5 million (subject to reduction pursuant to Section 4(c)(iii)(2)) in shares of the Company’s common stock (the “Shares”) pursuant to the Equity Plan, subject to the following restrictions and provisions:

(1) The number of Shares shall be determined by dividing the award amount by the average per share closing price as reported by the NASDAQ Stock Market for the 30 days preceding the date of grant, rounded up to the nearest whole share.

(2) The Company shall deliver the full $1.5 million in Shares if the Average Payout Percentage (defined below) is at 100% or greater. If the Average Payout Percentage is less than 100%, the award amount shall be determined by multiplying the actual payout percentage times $1.5 million. Executive will forfeit any payout under this Section 4(c)(iii) if the Average Payout Percentage is less than 50%. The “Average Payout Percentage” shall be determined by comparing the Company’s annual return on committed capital (“ROCC”) against the average annual ROCC of the companies in the S&P Mid Cap Index and the Company’s annual growth in net operating profit after taxes (“NOPAT”) against the average annual growth in NOPAT of the companies in the S&P Mid Cap Index, in each case, for each of the calendar years 2006, 2007, 2008. If the Company’s ROCC and NOPAT growth for such calendar year are at the 50th percentile for the same measures for the other companies in the S&P Mid Cap Index, the annual percentage for such calendar year shall be 100% (the “Annual Percentage”). If either of these measures are at less than or at greater than the 50% percentile for the same measure for the other companies in the S&P Mid Cap Index, the Annual Percentage shall be proportionately increased or reduced on the following weighted basis to determine the Annual Percentage: The calculation for each calendar year shall be weighted 70% on the ROCC comparison and 30% on the NOPAT growth comparison. Such Annual Percentages shall then be averaged to determine the final Average Payout Percentage. The parties acknowledge that the calculations for ROCC and NOPAT growth are intended to be made consistently with the calculations that the Company will make under the LTIP. If all of the data on the companies that comprise the S&P Mid Cap Index are not available, the Company may use the available data to compute the Average Payout Percentage. Solely for the purpose of determining the Average Payout Percentage for the Shares to be granted under this Section 4(c)(iii), the discretion of the Compensation Committee of the Board under the LTIP to reduce the payout percentage shall be ignored.

(3) If prior to the date of grant, any of the following occur:

(a)	a Change of Control (as defined in the Severance Agreement);

(b)	the Date of Termination (as defined in Section 7(b)) with respect to Executive’s death;

(c)	the Date of Termination (as defined in Section 7(b)) with respect to Executive’s termination of employment due to Disability;

(d)	the Date of Termination (as defined in Section 7(b)) with respect to Executive’s termination of employment with Good Reason; or

(e)	the Date of Termination (as defined in Section 7(b)) with respect to the Company’s termination of Executive’s employment without Cause;

the Company shall deliver the full amount of the grant to Executive in accordance with Section 8.

(4) If Executive terminates his employment with the Company without Good Reason prior to December 31, 2008, Executive shall forfeit all rights to the Shares, and the Shares shall become the property of the Company.

(d) Expenses. The Company shall promptly reimburse Executive for all reasonable legal expenses that Executive has incurred in connection with entering into this Agreement and all reasonable business expenses that Executive incurs during the Employment Period in performing services for the Company, including all reasonable expenses of travel and reasonable living expenses while away from home on business or at the request of and in the service of the Company; provided, in each case, that these expenses are incurred and accounted for in accordance with the Company’s policies and procedures. If Executive successfully asserts a claim, action or proceeding against the Company for rights, compensation, or benefits under this Agreement or any other agreement between Executive and the Company, the Company shall promptly pay or reimburse Executive for all reasonable costs and expenses, including reasonable court costs and reasonable attorneys’ fees and expenses, that Executive incurs in connection with the claim, action or proceeding. For purposes of this Section 4(d), Executive will be deemed to have successfully asserted a claim, action or proceeding against the Company if, as a result of the claim, action or proceeding, the Company pays to Executive, under this Agreement or any other agreement between Executive and the Company, any amounts in addition to the amounts the Company asserts Executive is entitled to receive.

(e) Other Benefits. During the Employment Period, Executive shall be entitled to participate in all of the employee benefit plans and arrangements that the Company makes available to its other senior executive officers, subject to and on a basis consistent with the terms, conditions and overall administration of those plans and arrangements, and shall be entitled to special benefits suitable to the character of the chief executive officer, including, executive life insurance and an annual physical examination, each within the limitations of the Company’s programs applicable generally to senior executive officers. The Company shall provide Executive perquisites at a rate of $150,000 per annum, which may include compensation for car allowance, club dues, financial planning, third party aircraft charters or other perquisites of a similar nature and character that chief executive officers of other companies may be afforded from time to time or personal use of any aircraft in which the Company owns an interest. Executive acknowledges that the perquisite compensation and personal use of Company aircraft will not be included as compensation for the purpose of pension benefit calculations; however, Executive also acknowledges that both will be compensation subject to applicable income tax withholding under local, state, and federal law, including withholding taken out of other compensation due to imputed income on the use of Company aircraft. Notwithstanding the foregoing, the Company shall have the right to change, amend or discontinue any benefit plan or arrangement other than Section 4(h), so long as any changes are similarly applicable to senior executive officers of the Company generally.

(f) Vacation. During the Employment Period, Executive shall be entitled to 25 vacation days annually in accordance with the standard written policy applicable to senior executive officers of the Company.

(g) Services Furnished. During the Employment Period, the Company shall provide Executive with office space, stenographic assistance and such other facilities and services as are suitable to his position and no less favorable as those that the Company provides to other senior executive officers of the Company.

(h) Supplemental Retirement Benefits.

(i) The Company shall provide Executive with supplemental retirement benefits in accordance with this Section 4(h) pursuant to which Executive shall receive a lump sum payment from the Company an amount equal to the difference between:

(1) The net present value (using the Discount Rate (as defined below) and mortality factors provided under the Yellow Corporation Pension Plan (the “Pension Plan”)) of the monthly benefit that Executive would have received under Section 4.3 of the Pension Plan if the benefit would have commenced at Executive’s Normal Retirement Date (as defined under the Pension Plan)) and if would have been paid in the form of a single life annuity payable over the longer of the lives of Executive or his current spouse on the date of this Agreement (“Executive’s Current Spouse”), or if Executive is not married to Executive’s Current Spouse on the Date of Termination, over the life of the Executive, using his actual Credited Service (as defined under the Pension Plan) credited under the Pension Plan after the date of Executive’s commencement of employment with the Company’s subsidiary, Yellow Transportation, Inc. (i.e., September 6, 1996) plus 16 years of Credited Service and using compensation (as described in Section 2.1(h)(2) of the Pension Plan) but without any reduction under Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (the “Code”); and

(2) The net present value (using the Discount Rate (as defined below) and mortality factors provided under the Pension Plan) of the monthly benefit actually payable to Executive under Section 4.3 of the Pension Plan, calculated as of the earliest date the Pension Plan commences or would commence payment of a vested pension under the Pension Plan in the form of a single life annuity, if any.

(3) For purposes of this Agreement, the term “Discount Rate” means 8.25%; provided, that if the Executive remains employed with the Company through December 31, 2010, or prior to December 31, 2010, the Company undergoes a Change of Control (as defined in the Severance Agreement), or if Executive dies, becomes Disabled, is terminated by the Company without Cause or terminates his employment for Good Reason, the term “Discount Rate” means the Moody’s Corporate Bond Rate in existence at the time of the lump sum payment.

(ii) Following the termination of Executive’s employment, the supplemental retirement benefit in this Section 4(h) shall be payable in accordance with Section 8. If the payment date is earlier than Executive’s Normal Retirement Date (as defined in the Pension Plan), an actuarial reduction (using the factors as provided in Section 4.2(b) of the Pension Plan) shall be taken into account due to the early payment date versus the Normal Retirement Date in calculating the lump sum.

(iii) In the event of a Change of Control (as defined in the Severance Agreement), the Executive shall receive the supplemental retirement benefit described in this Section 4(h) in a lump sum within 30 days following such Change of Control; provided that such benefit shall be determined by taking into account an actuarial reduction (using the factors as provided in Section 4.2(b) of the Pension Plan) due to the early payment date versus the Normal Retirement Date in calculating the lump sum.

(iv) Executive’s Current Spouse shall be entitled to the payment in this Section 4(h) if Executive dies prior to receiving the payment.

(v) If Executive dies prior to the Date of Termination (as defined in Section 7(b)), and at the time of his death is neither survived by nor married to Executive’s Current Spouse, no supplemental retirement benefits shall be distributed under this Section 4(h).

(vi) For purposes of Section 502 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the dispute resolution procedure in Section 14 shall constitute the procedure for resolving disputes with respect to claims for benefits under this Section 4(h); provided, that this Section 4(h)(v) shall not be construed as a waiver of any other rights that ERISA provides Executive, including the right to bring a civil action under Section 502 of ERISA in a court of competent jurisdiction solely with respect to this Section 4(h) after complying with the dispute resolution procedure in Section 14.

5. Offices. Executive agrees to serve without additional compensation, if elected or appointed, as a director of any of the Company’s subsidiaries and as a member of any committees of the board of directors of any those subsidiaries, and in one or more executive positions of any of the Company’s subsidiaries; provided, that Executive is indemnified for serving in any and all of those capacities on a basis no less favorable than is currently or may be provided to any other director of the Company, any of its subsidiaries, or in connection with any such executive position, as the case may be. This indemnity is in addition to and not in replacement of the Company’s obligations to provide indemnity pursuant to Section 10.

6. Termination. In the event of a termination of Executive’s employment in accordance with any of the provisions of Section 6 or 7, the Employment Period and the Term shall expire as of the Date of Termination (as defined in Section 7(b)).

(a) Death. Executive’s employment terminates upon his death if he dies prior to the Date of Termination (as defined in Section 7(b)).

(b) Disability. If, Executive becomes Disabled (defined below), the Company may terminate Executive’s employment. Executive shall be considered “Disabled” if Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months or is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering Executive. The existence of a Disability shall be evidenced by such medical certification as the Secretary of the Company reasonably requires and as the Board approves.

During any period that Executive fails to perform his duties hereunder as a result of becoming Disabled (“Disability Period”), Executive shall continue to receive his Base Salary at the rate in effect at the beginning of the period as well as all other payments and benefits set forth in Section 4, reduced by any payments made to Executive during the Disability Period under the disability benefit plans of the Company then in effect or under the Social Security disability insurance program.

(c) Cause. The Company may terminate Executive’s employment for Cause. “Cause” means the occurrence of any of the following events:

(i) Executive willfully engages in conduct that is materially and demonstrably injurious to the Company; or

(ii) Executive willfully engages in an act or acts of dishonesty resulting in material personal gain to Executive at the expense of the Company;

provided, that, Executive shall have 30 days from the date on which Executive receives the Company’s Notice of Termination for Cause above to remedy any occurrence constituting Cause.

Cause shall not exist unless and until the Company has delivered to Executive a copy of a resolution that the Board adopts at a meeting of the Board called and held for such purpose (after reasonable notice to Executive and an opportunity for Executive, together with his counsel, to be heard before the Board), finding that in the good faith opinion of the Board, Executive was guilty of the conduct constituting Cause and specifying the particulars thereof in detail.

(d) Good Reason. Executive may terminate his employment for “Good Reason.” Good Reason means the occurrence, without Executive’s prior written consent, of any one or more of the following:

(i) The assignment to Executive of any duties inconsistent with Executive’s position (including status, office, title and reporting requirements), authorities, duties or other responsibilities that Section 2 contemplates;

(ii) The relocation of the Principal Place of Employment to a location more than 35 miles from the Principal Place of Employment;

(iii) A significant reduction in the Executive’s annual compensation opportunity, including the Executive’s Base Salary (as defined in Section 4(a), but subject to the prohibition on any decrease thereof as provided in such Section 4(a)), Annual Bonus (as defined in Section 4(b)), and long-term incentive opportunity (as described in Section 4(c)(i)), when taken as a whole; and

(iv) The Company’s material breach of any provision of this Agreement;

provided, in any case, that the Company shall have 30 days from the date on which the Company receives Executive’s Notice of Termination for Good Reason to remedy any occurrence constituting Good Reason.

(e) Either party may terminate this Agreement at any time by giving the Board or Executive, as the case may be, no less than 90 days’ prior written notice, in accordance with Sections 7 and 12, of the party’s intent to so terminate this Agreement.

7. Termination Procedure.

(a) Notice of Termination. Any termination of Executive’s employment by the Company or by Executive (other than death) shall be communicated by written Notice of Termination to the other party. For purposes of this Agreement, a “Notice of Termination” means a notice that sets forth the specific termination provision in this Agreement relied upon and describes in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment.

(b) Date of Termination. “Date of Termination” means:

(i) If Executive’s employment is terminated due to death, the date of Executive’s death;

(ii) If Executive’s employment is terminated pursuant to Section 6(b), 90 days after Notice of Termination is given (provided that Executive shall not have returned to the performance of his duties on a full-time basis during such 90-day period);

(iii) If Executive’s employment is terminated pursuant to Section 6(c), the date specified in the Notice of Termination, which date may be no earlier than the date Executive is given notice in accordance with Section 12;

(iv) If Executive’s employment is terminated pursuant to Section 6(d), the date on which a Notice of Termination is given or any later date (within 90 days of the date of such Notice of Termination) set forth in such Notice of Termination; and

(v) If Executive’s employment is terminated for any other reason, the date specified in the Notice of Termination, which date shall be not earlier than 90 days following the date on which Notice of Termination is given.

8. Compensation upon Termination or During Disability.

(a) Accrued Obligation Defined. “Accrued Obligation” means amounts payable to Executive (or his designated beneficiary or legal representative, as applicable), when due, of all vested benefits to which Executive is entitled under Section 4(h) and the terms of the employee benefit plans in which Executive is a participant, in each case, as of the Date of Termination and a lump sum amount in cash equal to the sum of:

(i) Earned and unpaid salary through the Date of Termination;

(ii) Any compensation previously deferred by Executive and any accrued vacation pay for vacation that has not yet been taken on the Date of Termination;

(iii) In the event of a termination of Executive’s employment pursuant to Sections 6(a) or (b), the prorated Annual Bonus, calculated at target, for the year including the Date of Termination; and

(iv) Any other amounts due Executive as of the Date of Termination, in each case to the extent not already paid.

(b) Disability; Death. Following the termination of Executive’s employment pursuant to Sections 6(a) or (b), the Company shall pay to Executive (or Executive’s Current Spouse, if applicable) the Accrued Obligation within 30 days of the Date of Termination.

(c) By the Company for Cause. If during the Term Executive’s employment is terminated by the Company pursuant to Section 6(c), the Company shall pay to Executive the Accrued Obligation within 30 days following the six month anniversary of the Date of Termination. Following the payment, the Company shall have no further obligations to Executive other than as law or the terms of an employee benefit plan of the Company may require.

(d) By Executive Without Good Reason. If during the Term Executive terminates his employment for any reason other than Good Reason, the Company shall pay to Executive the Accrued Obligation within 30 days following the six month anniversary of the Date of Termination. Following the payment, the Company shall have no further obligations to Executive other than as law or the terms of an employee benefit plan of the Company may require. Executive shall not have breached this Agreement if he terminates his employment for any reason. If during the Term Executive terminates his employment for any reason other than Good Reason, Death or Disability, Executive’s vested options shall be exercisable for 90 days following the Date of Termination notwithstanding the terms and conditions of the option to the contrary.

(e) By the Company Without Cause or by Executive for Good Reason. If during the Term the Company terminates Executive’s employment other than for Cause, death or Disability or if Executive terminates his employment for Good Reason, then:

(i) The Company shall pay Executive the Accrued Obligation within 30 days following the six month anniversary of the Date of Termination;

(ii) The Company shall pay Executive his target Annual Bonus for the fiscal year in which the Date of Termination occurred as if the target had been exactly met;

(iii) The Company shall pay to Executive, within 30 days following the six month anniversary of the Date of Termination, a lump sum cash amount (subject to the minimum applicable federal, state or local lump sum withholding requirements, if any) equal to two times (except in the case of a termination of Executive’s employment after or in connection with a Change of Control (as defined in the Severance Agreement), in which case the lump sum cash amount shall equal three times) the sum of:

(1) Executive’s Base Salary (as in effect as of the Date of Termination); and

(2) Executive’s Annual Bonus in effect for the year that includes the Date of Termination, calculated at the target percentage then in effect multiplied by Executive’s Base Salary;

(iv) All equity-based awards then held by Executive shall immediately become fully vested, other than those awards generated under the LTIP; provided that, for purposes of the LTIP (and any awards granted under that plan) Executive’s age plus years of service shall be deemed to equal 75, and the termination shall be treated as if Executive retired under the LTIP and any share unit agreements that the Company granted under the LTIP. Executive shall have the right to exercise any options until the expiration date of the option; and

(v) For 24 months following the Date of Termination, Executive (and, if applicable under the applicable benefit plan, his spouse and family) shall remain covered by the employee benefit plans (such as medical, dental, pharmaceutical and vision plans) that covered him (or them) immediately prior to the Date of Termination as if he had remained in employment during the 24-month period; provided, that there shall be excluded for this purpose any plan that provides for payment for time not worked (such as vacation, pension, 401(k), perquisite and long-and short-term disability plans). If Executive’s participation in any plan is barred, the Company shall arrange to provide Executive with substantially similar benefits. Any medical, dental, pharmaceutical or vision coverage for such 24-month period shall become secondary for Executive (or his spouse) upon the earlier of the date on which Executive (or his spouse) begins to be covered by a comparable coverage that a new employer provides or the earliest date on which Executive (or his spouse) is enrolled in Medicare or a comparable government program.

The Company agrees that, if Executive’s employment with the Company terminates for any reason during the Term, Executive is not required to seek other employment or to attempt in any way to reduce any amounts payable to Executive pursuant to this Section 8. Except with respect to the benefits pursuant to Section 8(e)(v), the amount of any payment or benefit provided for in this Agreement shall not be reduced by any compensation Executive earns as the result of another employer employing Executive or by retirement benefits. Payments to Executive under this Section 8 (other than Accrued Obligations) are contingent upon Executive’s execution of a release substantially in the form of Exhibit A.

(f) Termination After or in Connection With a Change of Control. The following provisions shall apply in the case of a termination of Executive’s employment after or in connection with a Change of Control (as defined in the Severance Agreement):

(i) If Executive is entitled to payments pursuant to this Section 8(f) and is entitled to payments pursuant to the Severance Agreement, Executive must choose either the payments pursuant to this Section 8(f) or the Severance Agreement, but not both;

(ii) The provisions of Section 6 of the Severance Agreement shall apply to any payment made to Executive under this Agreement to the extent applicable;

(iii) Section 5 of the Severance Agreement shall apply regardless of Executive’s choice under Section 8(f)(i); and

(iv) Executive may terminate his employment with the Company at any time within the three-month period that begins six months after a Change of Control (as defined in the Severance Agreement) by giving the Company a written notice of such termination at least 30 days before the Date of Termination. In the event of Executive’s termination of employment within such three-month period, Executive shall be entitled to the rights, compensation and benefits described in Section 8(e).

(g) Acceleration of Vesting and Exerciseability of Equity and Long-Term Incentive Awards. The Company and Executive acknowledge that, unless this Agreement expressly provides otherwise, the terms of Executive’s option, share unit and other long-term incentive award agreements and Section 5 of the Severance Agreement govern acceleration of vesting and exerciseability and other rights comprising Executive’s awards.

9. Confidential Information; Non-Competition; Non-Solicitation.

(a) Confidential Information. Executive shall hold in a fiduciary capacity for the benefit of the Company all trade secrets, confidential information and knowledge or data relating to the Company and its businesses that Executive obtained during Executive’s employment by the Company and that have not or do not become public knowledge (collectively “Confidential Information”); provided that information that Executive has made public or caused to be made public in violation of this Agreement or some other duty of confidence to the Company shall be considered to be Confidential Information. Confidential Information shall not include information that:

(i) Was already in Executive’s possession prior to his employment by Yellow Transportation, Inc., a subsidiary of the Company, on September 6, 1996; provided that the information is not known by Executive to be subject to another confidentiality agreement with, or other obligation of secrecy to, the Company or any of its subsidiaries,

(ii) Becomes generally available to the public other than as a result of Executive’s disclosure; except, for information that Executive or the Company either is legally required to disclose or that Executive has a good faith belief in his discretion as Chairman of the Board, President and Chief Executive Officer of the Company should be disclosed, or

(iii) Becomes available to Executive on a non-confidential basis from a source other than the Company or any of its subsidiaries or any of their respective directors, officers, employees, agents or advisors; provided, that Executive does not know the source to be bound by a confidentiality agreement with or other obligation of secrecy to the Company or any of its subsidiaries.

After the Date of Termination, Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any Confidential Information to anyone other than the Company and those the Company designates. Any termination of Executive’s employment or of this Agreement shall have no effect on the continuing operation of this Section 9(a). Executive agrees to return all Confidential Information, including all photocopies, extracts and summaries thereof, and any Confidential Information stored electronically on tapes, computer disks or in any other manner to the Company at any time upon the Company’s request and upon the termination of his employment for any reason.

(b) Non-Competition. During the Employment Period and for a period of 24 months following the Date of Termination (the “Restricted Period”), Executive shall not engage in Competition, as defined below, with the Company; provided, that it shall not be a violation of this Section 9(b) for Executive to become the registered or beneficial owner of up to 5% of any class of the capital stock of a business registered under the Securities Exchange Act of 1934, as amended, provided that Executive does not actively participate in the business until such time as this covenant expires.

“Competition” means Executive’s engaging in, or otherwise directly or indirectly being employed by or acting as a consultant or lender to, or being a director, officer, employee, principal, agent, stockholder, member, owner or partner of, or permitting his name to be used in connection with the activities of any other business or organization that competes, directly or indirectly, with the business of the Company (in such geographic territories as the Company and its subsidiaries conduct business, as of the date of such determination, through the Date of Termination (as defined in Section 7(b)), after which time the geographic territories covered by this Section 9(b) shall include the territories in which the Company and its subsidiaries conducted business as of the Date of Termination) as the same shall be constituted at any time during the Term.

(c) Non-Solicitation. During the Restricted Period, Executive shall not, directly or indirectly, for his benefit or for the benefit of any other person, firm or entity, do any of the following without the written consent of the Company:

(i) Solicit, from any customer doing business with the Company as of the Date of Termination that is known to Executive, business of the same or of a similar nature to the business of the Company with the customer;

(ii) Solicit, from any potential customer of the Company that is known to Executive, business of the same or of a similar nature to that which has been the subject of a known written or oral bid, offer or proposal by the Company, to such potential customer, or of substantial preparation with a view to making such a bid, proposal or offer to such potential customer, within six months prior to the Date of Termination;

(iii) Solicit the employment or services of any person who Executive knew was employed by the Company six months prior to the date of the solicitation; or

(iv) Otherwise knowingly interfere in any material respect with the business or accounts of the Company.

(d) Publicity. Executive agrees that the Company may use, and hereby grants the Company the nonexclusive and worldwide right to use, Executive’s name, picture, likeness, photograph, signature or any other attribute of Executive’s persona (collectively “Persona”) in any media for any advertising, publicity or other purpose at any time, either during or subsequent to his employment by the Company. Executive agrees that the use of his Persona will not result in any invasion or violation of any privacy or property rights Executive may have; and Executive agrees that he will receive no additional compensation for the use of his Persona. Executive further agrees that any negatives, prints or other material for printing or reproduction purposes prepared in connection with the use of his Persona by the Company shall be and are the sole property of the Company.

(e) Executive acknowledges that the Company has a substantial and legitimate interest in protecting the Company’s Confidential Information and goodwill. Executive agrees that the provisions of this Section 9 are reasonably necessary to protect the Company’s legitimate business interests and are designed to protect the Company’s Confidential Information and goodwill.

(f) Executive agrees that the scope of the restrictions as to time, geographic area, and scope of activity in this Section 9 are reasonably necessary for the protection of the Company’s legitimate business interests and are not oppressive or injurious to the public interest. Executive agrees that in the event of a breach or threatened breach of any of the provisions of this Section 9, the Company shall be entitled to injunctive relief against Executive’s activities to the extent allowed by law, and Executive waives any requirement for the posting of any bond or other security by the Company in connection with such action. Executive further agrees that any breach or threatened breach of any of the provisions of Section 9(a) would cause injury to the Company for which monetary damages alone would not be a sufficient remedy.

10. Indemnification; Legal Fees. The Company shall indemnify Executive to the fullest extent permitted by the laws of the Company’s state of incorporation in effect at that time, or the certificate of incorporation and by-laws of the Company, whichever affords the greater protection to Executive. Executive shall also be entitled to such limitations on liability as are provided in the certificate of incorporation of the Company. Additionally, Executive will be entitled to any insurance policies the Company may elect to maintain generally for the benefit of its officers and directors against all costs, charges and expenses incurred in connection with any action, suit or proceeding to which he may be made a party by reason of being a director or officer of the Company. The Company agrees to advance to Executive any expenses (including attorneys’ fees) incurred by Executive in defending any civil, criminal, administrative or investigative action, suit or proceeding, to the extent related to Executive’s position with the Company (as described in Section 2(a)), prior to the final disposition of such action, suit or proceeding; provided, that Executive must agree in writing to repay such advanced amounts if it is ultimately determined that Executive was not entitled to indemnification from the Company with respect to such action, suit or proceeding under applicable Delaware law. Except with respect to an action, suit or proceeding involving the payment of money only and for which Executive is totally indemnified by the Company, no action, suit or proceeding may be settled without the written consent of Executive, with such consent to not be unreasonably withheld.

11. Successors; Binding Agreement.

(a) Binding Agreement. This Agreement shall be binding on each party’s successors as described in this Section 11.

(b) Company’s Successors. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle Executive to compensation from the Company in the same amount and on the same terms as he would be entitled to hereunder if he terminated his employment for Good Reason, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, “Company” shall mean the Company and any successor to its business or assets that executes and delivers the agreement provided for in this Section 11 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

(c) Executive’s Successors. This Agreement and all rights of Executive under this Agreement shall inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If Executive should die while any amounts would still be payable to him hereunder if he had continued to live, all such amounts unless otherwise provided herein shall be paid in accordance with the terms of this Agreement to Executive’s devisee, legatee or other designee or, if there is no such designee, to Executive’s estate.

12. Notice. For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered to the addressee as follows:

If to Executive:

Mr. William D. Zollars

11513 Pawnee Circle

Leawood, Kansas 66211

If to the Company:

YRC Worldwide Inc.

Attention: Corporate Secretary

10990 Roe Avenue

Overland Park, Kansas 66211

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

13. Amendment or Modification; Waiver. No provisions of this Agreement may be modified, waived or discharged unless the waiver, modification or discharge is agreed to in writing that the parties sign. No waiver by either party at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter of this Agreement have been made by either party that are not set forth expressly in this Agreement.

14. Dispute Resolution. Any dispute or controversy arising under or in connection with this Agreement, Executive’s employment or termination of employment by the Company or Executive’s rights, compensation or benefits (a “Dispute”) shall be settled in accordance with the procedures described in this Section 14.

(a) First, the parties shall attempt in good faith to resolve any Dispute promptly by negotiations between Executive and executives or directors of the Company who have authority to settle the Dispute (the “Company Representatives”). Either party may give the other disputing party written notice of any Dispute not resolved in the normal course of business. Within five days after the effective date of that notice, Executive and the Company Representative shall agree upon a mutually acceptable time and place to meet and shall meet at that time and place, and thereafter as often as they reasonably deem necessary, to exchange relevant information and to attempt to resolve the Dispute. The first of those meetings shall take place within 30 days of the effective date of the disputing party’s notice. If the Dispute has not been resolved within 60 days of the disputing party’s notice, or if the parties fail to agree on a time and place for an initial meeting within five days of that notice, either party may initiate mediation and arbitration of the Dispute as provided hereinafter. If a negotiator intends to be accompanied at a meeting by an attorney, the other negotiators shall be given at least three business days’ notice of that intention and may also be accompanied by an attorney. All negotiations pursuant to this Section 14 shall be treated as compromise and settlement negotiations for the purposes of applicable rules of evidence and procedure.

(b) Second, if the Dispute is not resolved through negotiation as provided in Section 14(a), either disputing party may require the other to submit to non-binding mediation with the assistance of a neutral, unaffiliated mediator. If the parties encounter difficulty in agreeing upon a neutral, they shall seek the assistance of the American Arbitration Association in the selection process.

(c) Any Dispute that has not been resolved by the non-binding procedures provided in Sections 14(a) and 14(b) within 90 days of the initiation of the first of the procedures shall be finally settled by arbitration conducted expeditiously in accordance with the Commercial Arbitration Rules of the American Arbitration Association or of such similar organization as the parties may mutually agree; provided, that if one party has requested the other to participate in a non-binding procedure and the other has failed to participate within 30 days of the written request, the requesting party may initiate arbitration before the expiration of the period. The arbitration shall be conducted by three independent and impartial arbitrators. Executive shall appoint one arbitrator, the Company shall appoint a second arbitrator, and the first two arbitrators selected shall appoint a third arbitrator. The arbitration shall be held in Overland Park, Kansas. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. The arbitrators shall award the prevailing party in the arbitration its costs and expenses, including reasonable attorney’s fees, incurred in connection with the Dispute. The arbitrators shall not award any amount to either Executive or the Company in excess of the compensation, employee benefits and indemnification amounts that the Company paid or should have paid to Executive pursuant to this Agreement.

(d) Notwithstanding the Dispute resolution provisions of this Section 14, either party may bring an action in a court of competent jurisdiction in an effort to enforce the provisions of this Section 14 and to seek injunctive relief to protect the party’s rights pending resolution of a Dispute pursuant to this Section 14, including the Company’s rights pursuant to Section 9 of this Agreement.

15. Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Delaware without regard to its conflicts of law principles.

16. Miscellaneous. The obligations of the parties under Sections 8, 9, 10 and 14 shall survive the expiration of the Term. The compensation and benefits payable to Executive or his beneficiary under Section 8 shall be in lieu of any other severance benefits to which Executive may otherwise be entitled upon his termination of employment under any severance plan, program, policy or arrangement of the Company other than the Severance Agreement, and Executive shall not be entitled to receive any benefits under Section 8 if he has become eligible to receive benefits under the Severance Agreement.

17. Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect throughout the Term. Should any one or more of the provisions of this Agreement be held to be excessive or unreasonable as to duration, geographical scope or activity, then that provision shall be construed by limiting and reducing it so as to be reasonable and enforceable to the extent compatible with the applicable law.

18. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

19. Release. After the Date of Termination (as defined in Section 7(b)) and prior but subject to the receipt of any payments under Section 8 (other than the Accrued Obligation), Executive hereby agrees to execute and be bound by, as a condition precedent to receiving said benefits and compensation, the Release attached hereto as Exhibit A, such Release being incorporated herein by reference.

20. Payment Obligations Absolute. The Company’s obligations to pay Executive the compensation and to make the arrangements provided herein shall be absolute and unconditional and shall not be affected by any circumstance, including any set-off, counterclaim, recoupment, defense or other right that the Company may have against Executive or anyone else. Notwithstanding the foregoing, the Company shall have the right to withhold all applicable federal, state or local taxes on any amount paid or payable under this Agreement. All amounts that the Company owes under this Agreement shall be paid without notice or demand. Each and every payment that the Company makes under this Agreement shall be final, and the Company will not seek to recover all or any part of any payment from Executive or from whosoever may be entitled to the payment, for any reason whatsoever. Executive shall not be obligated to seek other employment in mitigation of the amounts payable or arrangements made under any provision of this Agreement, and except as otherwise provided herein, the obtaining of any such other employment shall in no event affect the Company’s obligations to make the payments that this Agreement requires.

21. Construction and Interpretation. As used in this Agreement, unless the context expressly requires the contrary, references to Sections shall mean the sections and subsections of this Agreement; to a “party” means Executive or the Company or to the “parties” means both of them; to “including” shall mean “including (without limitation)”; to a “person” shall mean both legal entities and natural persons; to sections of any statute shall be deemed also to refer to any successor provisions to such sections; to the singular shall include the plural and vice versa; and references to the masculine shall include the feminine and neutral and vice versa.

22. Entire Agreement. This Agreement and the Severance Agreement set forth the entire agreement of the parties in respect of the subject matter contained in this Agreement and the Severance Agreement, and this Agreement supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto; provided, that the Severance Agreement shall not be superseded hereby unless Executive elects to receive payments pursuant to Section 8(f) of this Agreement (provided further that, in such event, provisions of the Severance Agreement referred to in Section 8 of this Agreement shall apply to the extent contemplated by such reference).

23. Deferred Compensation. This Agreement is intended to meet the requirements of Section 409A of the Code and may be administered in a manner that is intended to meet those requirements and shall be construed and interpreted in accordance with such intent. To the extent that an award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, except as Executive and the Compensation Committee of the Board otherwise determines in writing, the award shall be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, including regulations or other guidance issued with respect thereto, such that the grant, payment, settlement or deferral shall not be subject to the excise tax applicable under Section 409A of the Code. Any provision of this Agreement that would cause the award or the payment, settlement or deferral thereof to fail to satisfy Section 409A of the Code shall be amended to comply with Section 409A of the Code on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A of the Code.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

ATTEST:		YRC WORLDWIDE INC.

By:	/s/ Daniel J. Churay	By:	/s/ Steven T. Yamasaki
	Daniel J. Churay		Steven T. Yamasaki
	Senior Vice President, General Counsel & Secretary		Senior Vice President – Human Resources

EXECUTIVE:

/s/ William D. Zollars
WILLIAM D. ZOLLARS

EXHIBIT A

RELEASE

Executive hereby irrevocably and unconditionally releases, acquits and forever discharges YRC Worldwide Inc., a Delaware corporation (the “Company”) and its affiliated companies and their directors, officers, employees and representatives, (collectively “Releasees”), from any and all claims, liabilities, obligations, damages, causes of action, demands, costs, losses and expenses (including attorneys’ fees) of any nature whatsoever, whether known or unknown, including, but not limited to, rights arising out of alleged violations of any contracts, express or implied, any covenant of good faith and fair dealing, express or implied, or any tort, or any legal restrictions on the Company’s right to terminate employees, or any federal, state or other governmental statute, regulation, or ordinance, including, without limitation, Title VII of the Civil Rights Act of 1964, and the Federal Age Discrimination in Employment Act, that Executive claims to have against any of the Releasees (in each case, except as to indemnification provided by any or all of:

(a) Executive’s Employment Agreement with the Company (as amended or superseded from time to time),

(b) by the Company’s bylaws,

(c) by any indemnification agreement or arrangement permitted by Section 145 of the Delaware General Corporation Law, and

(d) by directors, officers and other liability insurance coverages to the extent you would have enjoyed such coverages had you remained a director or officer of the Company).

In addition, Executive waives all rights and benefits afforded by any state laws that provide in substance that a general release does not extend to claims that a person does not know or suspect to exist in his favor at the time of executing the release that, if known by him, must have materially affected Executive’s settlement with the other person. The only exception to the foregoing are claims and rights that may arise after the date of execution of this Release.

In connection with the execution of this Release, Executive desires to make certain representations, acknowledgments, and explicit statements of agreement:

A. Executive represents that he has the capacity to read the Release, understand its language, meaning and effect, and consents to the execution of such Release.

B. Executive agrees that among the rights knowingly and voluntarily waived are the rights to bring any demands, complaints, causes of action, claims and charges against the Company under any federal, state, or local law, regulation or decision, including, but not limited to, all claims arising under the Age Discrimination in Employment Act of 1967.

C. Executive understands that, except as otherwise provided herein with respect to the Employment Agreement entered into between Executive and the Company and his rights to immunity, indemnity and defense, this Release includes a waiver of certain demands, complaints, causes of action, claims and charges against the Company and its affiliated entities and their shareholders, members, partners, directors, managers, officers, employees and agents, which Executive may have as a result of any act that has heretofore occurred.

D. Executive acknowledges that he would not otherwise have been entitled to certain consideration, and that the Company has agreed to provide such consideration in return for Executive’s agreement to be bound by the terms of this Release.

E. Executive acknowledges and represents that the Company has advised him to discuss both the form and content of this Release with an attorney, and that he has had an opportunity to do so.

F. Executive acknowledges that he has been offered the opportunity to consider this Release for 21 days before executing it. Executive and the Company each acknowledge that for a period of 7 days from the date of Executive’s execution of this Release, he shall retain the right to revoke this Release by written notice delivered to the Board before the end of such period, and that this Release shall not become effective or enforceable until the expiration of such date.

Executive represents and acknowledges that in executing this Release he does not rely and has not relied upon any representation or statement, oral or written, not set forth herein or in the Agreement made by any of the Releasees or by any of the Releasees’ agents, representatives or attorneys with regard to the subject matter, basis or effect of this Release, the Employment Agreement or otherwise.

AGREED AND ACCEPTED, on this              day of             .

WILLIAM D. ZOLLARS